Commission File No. 0-27656

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 11-K

☒ Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

[Fee Required] for the year ended December 31, 2004

or

☐ Transition Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

[No Fee Required] for the Transition Period

from______to______Commission File Number______

LEARNING CARE GROUP, INC.

RETIREMENT AND SAVINGS PLAN

___________________

LEARNING CARE GROUP, INC.

___________________

(Name of issuer of the securities held pursuant to the Plan)

21333 Haggerty Rd, Suite 300

Novi, Michigan 48375

___________________

(Address of principal executive offices)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Learning Care Group, Inc.
Retirement and Savings Plan.

By:	/s/ Frank Jerneycic

Frank Jerneycic
Chief Financial Officer
Learning Care Group, Inc.

Date: June 28, 2005

LEARNING CARE GROUP, INC.

RETIREMENT & SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule- Schedule H-Item 4i-	10
Schedule of Assets held at End of Year (Held at December 31, 2004)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Learning Care Group, Inc. Retirement and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Learning Care Group, Inc. Retirement & Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We belive that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Learning Care Group, Inc. Retirement & Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

UHY LLP
Sterling Heights, Michigan
June 8, 2005

LEARNING CARE GROUP, INC.

RETIREMENT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS

	December 31,
	2004	2003

Cash	$54,221	$—

Investments, at fair market value:

Mutual funds	7,648,922	5,790,001

Company common stock	156,577	122,175

Participant loans	185,592	102,402

Total investments	$8,045,312	$6,014,578

Contributions receivable:

Participant	$—	$57,458

Employer	—	8,080

Total contributions receivable	$—	$65,538

Net assets available for benefits	$8,045,312	$6,080,116

SEE NOTES TO FINANCIAL STATEMENTS.

LEARNING CARE GROUP, INC.

RETIREMENT & SAVINGS PLAN

STATEMENT OF CHANGES IN NET

ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income - interest and dividend income	$238,231

Contributions:
Participants	$997,211
Employer	132,939

Total contributions	$1,130,150

Net appreciation in fair value of investments:
Mutual funds	$543,581
Company common stock	68,026

Total appreciation	$611,607

Plan consolidation	$768,755

Total additions to net assets	$2,748,743

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
Benefit payments	$783,547

Net increase in net assets	$1,965,196

Net Assets available for benefits, beginning of year	6,080,116

Net assets available for benefits, end of year	$8,045,312

SEE NOTES TO FINANCIAL STATEMENTS.

LEARNING CARE GROUP, INC.

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the Learning Care Group, Inc. Retirement & Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.

General

Learning Care Group, Inc. (the “Company”) established the Plan effective June 1, 1991. The Plan is a defined contribution plan in which all employees of the Company who have attained 21 years of age and have completed 6 months of service are eligible to participate. Employee participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Consolidation

On January 1, 2004, the Tutor Time Learning Systems, Inc. 401(k) Plan was merged into the Childtime Children’s Centers 401(k) Savings and Retirement Plan. Also during the year, the name of the plan changed to Learning Care Group, Inc. Retirement and Savings Plan. Prior to the merger, the plans covered eligible employees at Childtime Learning Centers and its subsidiary, Tutor Time Learning Centers. The transferred net assets, totaling $768,755, have been recognized in the accounts of the Childtime Plan as of January 1, 2004, at their balances as previously carried in the accounts of the Tutor Time Plan.

Concurrent with the Plan merger, the assets of the Plan were transferred to Merrill Lynch Trust Company, FSB which was also designated as the Plan trustee. Participants are able to direct their investment among thirteen mutual funds or select a model for investing in these same funds through the Goal Manager Service. The Company common stock remained an investment option only for those participants already holding shares.

Contributions and Investment Options

Participants may contribute up to 80 percent of their eligible earnings as defined in the plan agreement. Participants may also make rollover contributions representing distributions from other tax-qualified plans. Participants may direct employee contributions in 1 percent increments in any of 15 investment options. These options are professionally managed mutual funds, an investment model consisting of these same funds and the Company’s common stock and vary in their respective strategies, risks, and goals. Participants may change their investment options daily. The Company may elect to contribute an employer match, which is determined by the Board of Directors on an annual basis, with the maximum match being 25 percent of employee contributions on up to 4 percent of eligible compensation. No after-tax contributions can be made to the Plan.

Participant Accounts

An account is maintained on behalf of each participant by the recordkeeper. On a quarterly basis, each participant’s account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant’s account.

Vesting

A participant’s account, with the exception of the employer contribution, is fully vested at all times. The employer contribution vests 100 percent after 2 years of service with the Company, as defined in the Plan agreement.

Payment of Benefits

The participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan.

Payment to a participant with an account balance of $5,000 or less upon termination will be made in a lump-sum amount equal to the account value unless the participant has elected to roll over an amount to an individual retirement plan. If the value of a participant’s account exceeds $5,000, the participant may elect to receive a lump-sum amount equal to the value of his or her account, periodic payments, or various annuity options as defined in the plan.

Upon death of the participant, the full value of the participant’s account will be distributed to the designated beneficiary or to the participant’s estate if no beneficiary has been named.

Participant Loans

Upon written request of individual active participants, the Plan administrator has the discretion to direct the Recordkeeper to make loans to such participants. A loan to a participant cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant’s vested account balance at the time of the loan. Participant loans are only available in accordance with the conditions as defined in the plan agreement. At December 31, 2004, interest rates on participant loans range from 6.00 percent to 11.5 percent. The loans shall require periodic payments and shall not exceed five years in duration.

Forfeited Employer Contributions

At December 31, 2004, forfeited nonvested employer contributions totaled $1,465 and will be used by the sponsor to reduce administrative expenses, and any remaining forfeitures to be allocated among participant accounts. During the year ended December 31, 2003 the Plan sponsor used $16,415 of forfeited nonvested employer contributions to offset the loss incorrectly incurred when the employer stock was repurchased following liquidation.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of certain accounting policies followed in the preparation of these financial statements.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in the Company’s common stock are valued at the NASDAQ National Market System closing price at the end of the year. Interests in Merrill Lynch Retirement Preservation Trust , Alger Midcap Growth Historical Portfolio, The Oakmark Equity and Income Fund, Merrill Lynch Large Cap Value Fund, Hotchkis & Wiley Mid Cap Value Fund, ING Intermediate Bond Fund, American Growth Fund of America, State Street Research Emerging Growth Fund, Merrill Lynch Global Allocation Fund, Merrill Lynch Value Opportunities, Black Rock Government Income Portfolio, Victory Diversified Stock Fund, and Templeton Foreign Fund are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Income from investments is recorded as earned on the accrual basis. Purchases and sales are reflected on a trade-date basis.

Cash

Cash items represent pending transfers between investment funds options that have not settled as of the plan year-end. The cash reflects minimal interest and does not include unrealized appreciation (depreciation).

Net Appreciation (Depreciation)

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which includes realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant contributions are made by the Company from funds withheld from employees and are recorded in the period of the related payroll deductions. In addition, the Company makes contributions based on the Plan agreement.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investment options in various long-term, index and other mutual funds and the Company’s common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term would materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosures about the fair value of financial instruments whether or not such instruments are recognized in the statement of net assets available for benefits. Due to the short term nature of the Plan’s receivables and liabilities, fair values are not materially different from their carrying values. Participant loans are at rates that approximate market rates for similar instruments.

NOTE 3	TAX STATUS

The Plan is an adoption of a standardized prototype plan written by Merrill Lynch. The prototype sponsor received a favorable determination letter dated June 4, 2002 in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is being operated in compliance with applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in these financial statements.

NOTE 4	RELATED PARTY TRANSACTIONS

For the period ended December 31, 2004, the Company paid the administrative expenses of the Plan. Merrill Lynch Trust Company, FSB was the Trustee of the Plan.

NOTE 5	BENEFITS PAYABLE

There were $12,438 benefits payable to participants who became eligible to take distributions from the Plan at December 31, 2004 .

NOTE 6	INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE FOR
BENEFITS

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2004	2003

Franklin Small-Mid Cap Growth Fund - Class A		$778,952

Templeton Foreign Fund - Class A		$446,195

Washington Mutual Investors Fund - Class A		$2,034,517

The Bond Fund of America - Class A		$672,938

AIM Cash Reserves Shares		$836,513

American Balanced Fund - Class A		$710,917

Merrill Lynch Retirement Preservation Trust	$822,867

Merrill Lynch Large Cap Value Fund- Class A	$1,221,110

ING Intermediate Bond Fund Class A	$1,171,664

American Growth Fund of America	$926,542

Black Rock Government Income Portfolio Class A	$1,054,567

Templeton Foreign Fund	$1,222,939

SUPPLEMENTAL INFORMATION

LEARNING CARE GROUP, INC.

RETIREMENT & SAVINGS PLAN

EIN # 36-2616190

Plan #001

Schedule H, Line 4i

SCHEDULE OF ASSETS HELD AT END OF YEAR

December 31, 2004

(a) Party in Interest	(b) Identity of issuer	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

*	Merrill Lynch	Ret Preservation Trust	$28,309
*	Merrill Lynch	Ret Preservation Trust Goal Manager	794,558
*	Merrill Lynch	Alger Midcap GRW Instl Port	10,939
*	Merrill Lynch	Alger Midcap GRW Instl Port GM	368,738
*	Merrill Lynch	The Oakmark Eq. & Inc Fd Cl II	19,709
*	Merrill Lynch	Large Cap Value Fund CL A	29,753
*	Merrill Lynch	Large Cap Value Fund CL A GM	1,191,357
*	Merrill Lynch	H & W Mid Cap Val A	22,765
*	Merrill Lynch	H & W Mid Cap Val A GM	376,403
*	Merrill Lynch	ING Intermediate Bond FD CL A	11,488
*	Merrill Lynch	ING Intermediate Bond FD CL A GM	1,160,176
*	Merrill Lynch	American Growth Fund of Amer R3	26,576
*	Merrill Lynch	American Growth Fund of Amer R3 GM	899,966
*	Merrill Lynch	State Street Research Emerg	4,470
*	Merrill Lynch	State Street Research Emerg GM	151,875
*	Merrill Lynch	Global Allocation Fund CL A	14,055
*	Merrill Lynch	Value Opportunities CL A	21,128
*	Merrill Lynch	Value Opportunities CL A GM	225,573
*	Merrill Lynch	Black Rock GOVT Inc Port CL A	39,950
*	Merrill Lynch	Black Rock GOVT Inc Port CL A GM	1,014,617
*	Merrill Lynch	Victory Diversified Stock FD	13,578
*	Merrill Lynch	Templeton Foreign Fund	20,759
*	Merrill Lynch	Templeton Foreign Fund GM	1,202,180
*	Learning Care Group, Inc.	Learning Care Group, Inc. Stock	156,577
*	Participant loans	Maturing at various dates through	—
		12/31/2009 with interest rates from	—
		6.00% to 11.50%	185,592
*	Merrill Lynch	Cash	54,221

			$8,045,312

Exhibits

Consent of Independent Registered Public Accounting Firm	23.1

906 Certification of Chief Financial Officer	32.1